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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                      UNDER SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 8)(1)

                               Sapient Corporation
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   803062 10 8
                                   -----------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 803062 10 8                                         Page 2 of 6 Pages

                                       13G

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    J. Stuart Moore
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                 5    SOLE VOTING POWER
                      13,039,547 shares (includes 160,000 shares held by Eaglis
    NUMBER            Aggressive Growth, LLC, a Massachusetts limited liability
      OF              company ("Eaglis LLC").  Mr. Moore is the manager of
    SHARES            Eaglis LLC and has sole voting control over the shares
 BENEFICIALLY         held by Eaglis LLC).
     OWNED       ---------------------------------------------------------------
      BY         6    SHARED VOTING POWER
     EACH             3,577,785 shares (consists of 3,577,785 shares held by the
  REPORTING           J. Stuart Moore Eight Year Qualified Annuity Trust - 1996.
    PERSON            Mr. Moore is a co-trustee of this trust and shares voting
     WITH             control over the shares held by the trust.)  Mr. Moore's
                      wife shares voting control over 860,546 shares held by the
                      J. Stuart Moore Irrevocable Trust - 1996, of which she is
                      co-trustee.
                 ---------------------------------------------------------------
                 7    SOLE DISPOSITIVE POWER
                      13,039,547 shares (includes 160,000 shares held by Eaglis
                      LLC. Mr. Moore is the manager of Eaglis LLC and has sole
                      dispositive control over the shares held by Eaglis LLC).
                 ---------------------------------------------------------------
                 8    SHARED DISPOSITIVE POWER
                      6,183,829 shares (consists of 2,606,044 shares held by the
                      J. Stuart Moore Remainder Trust - 1996 and 3,577,785
                      shares held by the J. Stuart Moore Eight Year Qualified
                      Annuity Trust - 1996. Mr. Moore is a co-trustee of each of these trusts and shares dispositive control over the
                      shares held by each trust.) Mr. Moore's wife shares
                      dispositive control over 860,546 shares held by the
                      J. Stuart Moore Irrevocable Trust - 1996, of which she is
                      a co-trustee.
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Mr. Moore has or shares voting or investment control over 19,223,376 shares (includes 3,577,785 shares held by the J. Stuart Moore Eight
     Year Qualified Annuity Trust - 1996, 2,606,044 shares held by the J.
     Stuart Moore Remainder Trust - 1996 and 160,000 shares held by Eaglis
     LLC) Mr. Moore's wife has or shares voting or investment control with respect to 860,546 shares held by the J. Stuart Moore Irrevocable Trust
     - 1996, of which she is a co-trustee. Mr. Moore disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein. Mr. Moore has no pecuniary interest in the shares held by Eaglis LLC and disclaims beneficial ownership of all such shares.
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
     Not Applicable
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.7%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
--------------------------------------------------------------------------------

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CUSIP NO. 803062 10 8                                         Page 3 of 6 Pages


     This Amendment No. 8 to the Schedule 13G filed by J. Stuart Moore on February 14, 1997 corrects Amendment No. 7 of such Schedule 13G filed on February 13, 2004, which inadvertently omitted 160,000 shares over which Mr. Moore has sole voting and investment control.


Item 1(a)         Name of Issuer:

                  Sapient Corporation

Item 1(b)         Address of Issuer's Principal Executive Office:

                  25 First Street
                  Cambridge, Massachusetts  02141

Item 2(a)         Name of Person Filing:

                  J. Stuart Moore

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  J. Stuart Moore
                  c/o Sapient Corporation
                  25 First Street
                  Cambridge, Massachusetts  02141

Item 2(c)         Citizenship:

                  Mr. Moore is a citizen of the United States of America.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.01 par value per share.

Item 2(e)         CUSIP Number:

                  803062 10 8

Item 3            Description of Person Filing:

                  Not applicable


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CUSIP NO. 803062 10 8                                         Page 4 of 6 Pages

Item 4            Ownership:

                  (a) Amount Beneficially Owned:

                  Mr. Moore has or shares voting or investment control over 19,223,376 shares (includes 3,577,785 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996, 2,606,044 shares held by the J. Stuart Moore Remainder Trust - 1996 and 160,000 shares held by Eaglis Aggressive Growth, LLC, a Massachusetts limited liability company ("Eaglis LLC")). Mr. Moore's wife has or shares voting or investment control with respect to 860,546 shares held by the J. Stuart Moore Irrevocable Trust - 1996, of which she is a co-trustee. Mr. Moore disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein. Mr. Moore has no pecuniary interest in the shares held by Eaglis LLC and disclaims beneficial ownership of all such shares.

                  (b) Percent of Class:

                  Mr. Moore has or shares voting or investment control over shares representing 15.7% of the issuer's outstanding common stock.

                  (c) Number of shares as to which person has:

                           (i) sole power to vote or to direct the vote:

                           Mr. Moore has sole power to vote or to direct the vote of 13,039,547 shares (includes 160,000 shares held by Eaglis LLC. Mr. Moore is the manager of Eaglis LLC and has sole voting control over the shares held by Eaglis LLC).

                           (ii) shared power to vote or to direct the vote:

                           Mr. Moore has shared power to vote or to direct the vote of 3,577,785 shares (consists of 3,577,785 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996, of which Mr. Moore is a co-trustee). Mr. Moore's wife shares voting control over 860,546 shares held by the J. Stuart Moore Irrevocable Trust - 1996, of which she is a co-trustee.

                           (iii) sole power to dispose or to direct the
                                  disposition of:

                           Mr. Moore has sole power to dispose or to direct the disposition of 13,039,547 shares (includes 160,000 shares held by Eaglis LLC. Mr. Moore is the manager of Eaglis LLC and has sole dispositive control over the shares held by Eaglis LLC).

                           (iv) shared power to dispose or to direct the
                                disposition of:

                           Mr. Moore has shared power to dispose or to direct the disposition of 6,183,829 shares (consists of 2,606,044 shares held by the J. Stuart Moore Remainder Trust - 1996 and 3,577,785 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996. Mr. Moore is a co-trustee of each of these trusts and shares dispositive control over the shares held by each trust.) Mr. Moore's wife shares dispositive control over 860,546 shares held by the
                           J. Stuart Moore Irrevocable Trust - 1996, of which she is a co-trustee.


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CUSIP NO. 803062 10 8                                         Page 5 of 6 Pages



Item 5   Ownership of Five Percent or Less of a Class:

         Not applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person:

         During the term of the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996, Mr. Moore is the only beneficiary of such trust.

         Mr. Moore's children are the beneficiaries of the J. Stuart Moore Remainder Trust - 1996.

         Mr. Moore's wife and children are the beneficiaries of the J. Stuart Moore Irrevocable Trust - 1996.

         Mr. Moore's parents, brother and sister are the only parties with pecuniary interests in the shares held by Eaglis LLC.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable

Item 8   Identification and Classification of Members of the Group:

         Not applicable

Item 9   Notice of Dissolution of Group:

         Not applicable

Item 10  Certification:

         Not applicable


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CUSIP NO. 803062 10 8                                         Page 6 of 6 Pages


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 8, 2004

                                                  /S/ J. Stuart Moorep
                                                  -----------------------
                                                  J. Stuart Moore